UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **June 14, 2012**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

485 Madison Avenue, New York, NY 10022
(Address of Principal Executive Offices) (Zip Code)

(212) 355-4141
(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The information in this report, including the exhibit, is being furnished pursuant to Item 7.01 of Regulation S-K. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

Item 7.01.   Regulation FD Disclosure.

Certain executive officers of American Independence Corp. (the "Company") will address stockholders at the Company's previously announced 2012 Annual Meeting of Stockholders on June 15, 2012 (the "Annual Meeting"). The Company is furnishing the slide presentation that will be presented at the Annual Meeting as Exhibit 99.1 to this report.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Slide Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

Dated: June 14, 2012

By: /s/ Adam C. Vandervoort
    Name: Adam C. Vandervoort
    Title: Corporate Vice President, General Counsel and Secretary

2012
**Annual Meeting
of Stockholders**
June 15, 2012

*Independence Holding Company
American Independence Corp.*

What is The IHC Group?

- Two public companies (IHC and AMIC) collectively control:
  - Three carriers rated A- (Excellent) by A.M. Best Company
  - Vertically integrated administration
  - Captive distribution
- Balanced mix of multiple life and health products
  - Many not subject to health care reform, including MLR rebates
- Focus on underwriting and pricing discipline
- Concentration on market niches with higher margins
  - Q1 2012 margins:
    - Medical stop-loss 15%
    - Fully insured 5%



THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

2

6

Business Lines

- Medical stop-loss
  - National leader since 1987
- Major medical
  - Individual and small group
- Group life and disability
  - Leader in public sector markets since 1983
- Specialty and ancillary
  - Dental/Vision
  - Pet insurance
  - International benefits
  - Supplemental
  - Limited medical
- Individual life and annuities

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

3

7

Mix of Product Lines at IHC



- Medical Stop-Loss
- Major Medical
- Group Life and Disability
- Specialty and Ancillary
- Individual Life and Annuities

Based on gross premium percentages as of March 31, 2012

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

© 2010 The IHC Group

4

Catalysts for Growth in 2012

- Substantial growth in medical stop-loss
  - Change to direct distribution model
  - National provider relationship
  - Movement to self-funded
- New products
  - Pet insurance
    - High growth market in U.S.
    - Exclusive relationship with national distributor
  - International benefits
    - Growth market
    - Exclusive domestic carrier for established distributor

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

5

9

Stop-loss Trends

- PPACA driving market expansion
  - Smaller and mid-size groups turning to self-funding
    - Greater need for stop-loss
    - More premium per employee
  - Emphasis on wellness and cost control
- Market hardening
  - Loss ratios improving
- Consolidation/acquisition of MGUs
- Increased selectivity by producers

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

What Puts Our Stop-Loss a Step Ahead?

- One of most experienced underwriting teams in industry
- Standard Security Life one of first carriers
- Thought leaders:
  - Use of captives for smaller groups
  - Pricing and underwriting tailored to effective care management initiatives
  - First to protect plans against adverse IRO decisions
- Producer-centric partnership model
- Oversight case management
  - Compass Solutions
- Cigna network pricing

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

7

IHC Investments

- Overall rated AA
- Yield 4.0%
- Relatively short duration of 5.0 years

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Maximizing Shareholder Value While Maintaining a High-Quality, Low-Duration Portfolio

- Organic growth of stop-loss and "non-essential" products in group and individual market
- Continue to safeguard our assets
  - Strong, safe portfolio
  - Short duration protects against inflation
- Continue decreasing expenses
- Responding to inquiries regarding sale of certain assets that could unlock shareholder value
- Continue to retain more risk

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

IHC Per Share Value

- IHC book value $14.72 as of March 31, 2012
    - Trading at 64% of book value*
- AMIC book value $11.48
    - Trading at 41% of book value*
- Composite insurance index** is trading at 84% of book value

*assumes market price $9.45 for IHC and $4.65 for AMIC as of June 12, 2012

**list of companies available upon request

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

10

Summary of Recent IHC Results

- Weathered global economic crisis without diluting shareholders
- Improved quality of portfolio
- From 12/31/08 to 3/31/12, Stockholders' Equity increased $103M to $265M
- Non-GAAP earnings per share up despite historically low interest rates*:
  - 2011 $.64
  - 2010 $.28
  - 2009 $.43
  - 2008 $.52
  - 2007 $.05
- Upgrade in A.M. Best rating to group A- (Excellent) with stable outlook
- Increased ownership of AMIC to 78.5%

*For non-GAAP earnings reconciliation, see respective public earnings releases.

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

11

Forward-Looking Statements

Certain statements in this presentation are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of IHC and AMIC. Forward-looking statements by their nature address matters that are, to differing degrees, uncertain. With respect to IHC and AMIC, particular uncertainties that could adversely or positively affect our future results include, but are not limited to, economic conditions in the markets in which we operate, new federal or state governmental regulation, our ability effectively to operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in our news releases and filings with the Securities and Exchange Commission.

These uncertainties may cause IHC's and AMIC's actual future results to be materially different than those expressed in this presentation. Neither IHC nor AMIC undertakes to update its forward-looking statements.

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.